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INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)


DECLARATIONS

ITEM 1.    NAME OF INSURED       LIFETIME ACHIEVEMENT FUND INC.      BOND NUMBER
           Principal Address:    15858 West Dodge Road, Suite 310    6214123
                                 Omaha NE 68118
                                 (Herein called the Insured)

ITEM 2.    Bond Period from 12:01 a.m.      to 12:01 a.m.
           on 06/30/2006                    on 06/30/2007

THE EFFECTIVE DATE OF THE TERMINATION OR CANCELLATION OF THIS BOND, STANDARD TIME AT THE PRINCIPAL ADDRESS AS TO EACH OF THE SAID DATES.

ITEM 3. LIMIT OF LIABILITY -- Subject to Section 9, 10, and 12 hereof:

                                                               Limit of Liability     Deductible Amount
Insuring Agreement A -- FIDELITY                               $450,000               $0
Insuring Agreement B -- AUDIT EXPENSE                          $25,000                $0
Insuring Agreement C -- ON PREMISES                            $450,000               $0
Insuring Agreement D -- IN TRANSIT                             $450,000               $0
Insuring Agreement E -- FORGERY OR ALTERATION                  $450,000               $0
Insuring Agreement F -- SECURITIES                             $450,000               $0
Insuring Agreement G -- COUNTERFEIT CURRENCY                   $450,000               $0
Insuring Agreement H -- STOP PAYMENT                           $25,000                $0
Insuring Agreement I -- UNCOLLECTIBLE ITEMS OF DEPOSIT         $25,000                $0

OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J -- COMPUTER SYSTEMS                       $450,000               $0
Insuring Agreement K -- UNAUTHORIZED SIGNATURES                $25,000                $0
Insuring Agreement L -- AUTOMATED PHONE SYSTEMS                $450,000               $0
Insuring Agreement M -- TELEFACSIMILE                          $450,000               $0

IF " NOT COVERED" IS INSERTED ABOVE OPPOSITE ANY SPECIFIED INSURING AGREEMENT OR COVERAGE, SUCH INSURING AGREEMENT OR COVERAGE AND ANY OTHER REFERENCE THERETO IN THIS BOND SHALL BE DEEMED TO BE DELETED THEREFROM.

ITEM 4. OFFICE OR PREMISES COVERED -- OFFICES ACQUIRED OR ESTABLISHED SUBSEQUENT TO THE EFFECTIVE DATE OF THIS BOND ARE COVERED ACCORDING TO THE TERMS OF GENERAL AGREEMENT A. ALL OTHER INSURED'S OFFICES OR PREMISES IN EXISTENCE AT THE TIME THIS BOND BECOMES EFFECTIVE ARE COVERED UNDER THIS BOND EXCEPT THE OFFICES OR PREMISES LOCATED AS FOLLOWS:

NO EXCEPTIONS

ITEM 5. THE LIABILITY OF THE UNDERWRITER IS SUBJECT TO THE TERMS OF THE FOLLOWING RIDERS ATTACHED HERETO:

1-7

ITEM 6. THE INSURED BY THE ACCEPTANCE OF THIS BOND GIVES NOTICE TO THE UNDERWRITER TERMINATING OR CANCELLING PRIOR BOND(s) OR POLICY(IES) NO.(s) N/A SUCH TERMINATION OR CANCELLATION TO BE EFFECTIVE AS OF THE TIME THIS BOND BECOMES EFFECTIVE.

BY:

AUTHORIZED REPRESENTATIVE

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LIFETIME ACHIEVEMENT FUND

PROPOSED RESOLUTION
MAY 22, 2006
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AUTHORIZATION TO RENEW FIDELITY BOND INSURANCE COVERAGE

         WHEREAS, Rule 17g-1 of the Investment Company Act of 1940, as amended, provides, among other things, that (i) each registered investment company provide and maintain a bond against larceny and embezzlement covering each officer and employee of the investment company who may have access to securities or funds of the investment company and (ii) such bond shall be in such reasonable form and amount as a majority of the board of directors of the investment company who are not "interested persons" of such investment company shall approve as often as their fiduciary duties require, but no less than once every 12 months, with due consideration to all relevant factors;

         NOW THEREFORE, BE IT RESOLVED, that after due consideration of all factors deemed relevant by the Board, including but not limited to, the value of the anticipated aggregate assets of Lifetime Achievement Fund, Inc. (the "Fund"), the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities expected to be held by the Fund, the officers of the Fund are hereby authorized to obtain fidelity bond coverage in the amount of $450,000;

         FURTHER RESOLVED, that the officers of the Fund are hereby authorized to execute and deliver such fidelity bond and make any and all payments and do any and all acts in the name of the Fund and on its behalf as they, or any of them, may determine to be necessary or desirable in connection with the forgoing resolutions; and

         FURTHER RESOLVED, that the officers of the Fund are hereby designated to make all filings and give all notices required of the Fund pursuant to Rule 17g-1.